The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

SUPPL

File No. 82-34814

May 5, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: The Bank of Yokohama, Ltd. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) on behalf of Corporate Planning Department of The Bank of Yokohama, Ltd:

1. Press Release dated March 24, 2006 (Business Tie-up with Hokuhoku Financial Group)

2. Press Release dated March 24, 2006 (Execution of Basic Agreement on Shared Utilization of Next-Generation Banking Systems)

3. Press Release dated March 24, 2006 (Change of Representative Director)

In addition, attached as Annex A is a list of documents enclosed, and attached as Annex B is a description of documents that we are also required to provide under Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Harumichi Oishi at 212-750-0022(telephone) or 212-750-8008 (facsimile).

Very truly yours,

The Bank of Yokohama, Ltd.

By ______________________

Name: Harumichi Oishi
Title: Chief Representative of
New York Representative Office

CC: Mr.Tomoyuki Okada
The Bank of Yokohama, Ltd.,
Corporate Planning Department
Telephone 81-45-225-1161
Facsimile 81-45-225-1160

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX A

LIST OF DOCUMENTS ENCLOSED

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press Release dated March 24, 2006 (Business Tie-up with Hokuhoku Financial Group)(Attached hereto as Exhibit A-1)

(2) Press Release dated March 24, 2006 (Execution of Basic Agreement on Shared Utilization of Next-Generation Banking Systems) (Attached hereto as Exhibit A-2)

(3) Press Release dated March 24, 2006 (Change of Representative Director) (Attached hereto as Exhibit A-3)

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX B

DESCRIPTION OF DOCUMENTS REQUIRED TO PROVIDE

B. JAPANESE LANGUAGE DOCUMENTS

None

File No. 82-34814
Exhibit A-1

March 24, 2006

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Business Tie-up with Hokuhoku Financial Group

The Bank of Yokohama (President: Tadashi Ogawa," Bank") and the Hokuriku Bank, Ltd. (President: Shigeo Takagi) and the Hokkaido Bank, Ltd. (President: Yoshihiro Sekihachi), both subsidiaries of Hokuhoku Financial Group, agreed to introduce within the first half of FY06 "free ATM Withdrawing Charge" when withdrawing deposits from the ATMs (Automatic Teller Machines) of the three banks, and also cooperate on providing of business information in Japan and supporting business expansion into Asia, for our customers. We hereby announce it as follows.

1. Free ATM Withdrawing Charges

In order to improve convenience of our customers, the Bank, the Hokuriku Bank and the Hokkaido Bank will eliminate "ATM Charges" when customers withdraw deposits from ATMs of the three banks within the first half of FY06 (in this regard, between the Hokuriku Bank and the Hokkaido Bank, such ATM Charges were already eliminated since July 2002).

By such measures, the customers of the three banks will have access to 1,330 ATMs in total, (532 locations for the Bank of Yokohama, 370 for the Hokuriku Bank and 428 for the Hokkaido Bank, as of February 28, 2006, excluding ATMs installed at companies and convenience stores) free of charge when withdrawing deposits (extended period at ¥105).

	Present	After Tie-up
Other bank usage fees	¥105 / operation	Free
Extended period *	¥210 / operation	¥105 / operation

*Weekdays: 8:00 ~ 8:45, 18:00 ~ 21:00, Saturdays, Sundays and Holidays: 9:00 ~ 17:00

2. Cooperation on Providing Business Information

The Bank, the Hokuriku Bank and the Hokkaido Bank will cooperate on providing business information, including business matching, such as providing a variety of information and mutual introduction of customers in order to expand the scope of business information available to the regional enterprises.

Specifically, we will absorb business needs from the customers of each bank, including cultivation of new customers and new suppliers, development of new products and entry into different industries, and will share the information of customers who consent among the three banks for providing optimal solutions to the customers.

Through such activities, we will further expand business support that will meet the needs of our customers.

3. Cooperation on Overseas Business Expansion Support

In order to respond to the increasing needs of regional enterprises for business expansion into China and Southeast Asia, the bank, the Hokuriku Bank, and the Hokkaido Bank will cooperate on support business to customers' expansion into the Asian region.

In order to share local information, we will establish the "Three Banks Overseas Information Network" among our Shanghai/Hong Kong Representative Office, the Shanghai/Singapore Representative Office of the Hokuriku Bank and the Shenyang Representative Office of the Hokkaido Bank (plan).

Specifically, we will periodically hold a "Local Information Conference" as well as build up a system that will enable us to refer to local information among the headquarters and representative offices of the three banks.

March 24, 2006

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Execution of Basic Agreement on Shared Utilization of Next-Generation Banking Systems

The Bank of Yokohama (President: Tadashi Ogawa, the" Bank"), as of March 24, 2006, concluded the basic agreement on shared utilization of next-generation banking systems between the Hokuriku Bank, Ltd. (President: Shigeo Takagi) and the Hokkaido Bank, Ltd. (President: Yoshihiro Sekihachi), both subsidiaries of Hokuhoku Financial Group, and NTT DATA Corporation (President and CEO: Tomokazu Hamaguchi). We hereby announce it as follows.

1. Background

Financial institutions are now confronted with the crucial challenge of quickly delivering quality products and services through strategic and effective use of information technology. The Bank hoisted as one of its major strategies, "Develop superior IT networks" and "Actively invest based on longterm IT strategies" in our mid-term management plan "Go Forward!," which was launched in April 2005.

Under such circumstances, the three banks, the Bank, the Hokuriku Bank and the Hokkaido Bank agreed in November 2005 in principle to explore the possibility of shared utilization of the banking systems. And, the three banks have carried out a study on the scope and schedule of the systems to be shared, which were too incorporated in the basic agreement.

Now that we have concluded the basic agreement on the shared utilization of the systems, we will promote concrete discussions on shared development and utilization, establishing a "System Council" among the sharing banks, and there by we will gradually organize a transition to new banking systems after January 2010.

2. Key Contents of Basic Agreement

(1) Scope of focus on Shared Systems

We will share the use of backbone systems for the management of bank deposits, exchanges, loans, and foreign exchange transactions as well as the management of interconnections with customer systems and external data centers.

The scope of study will also expand to systems for data processing and analysis.

(2) Schedule

From April 2006, we will start defining system requirements, and through the processes of design, manufacture and testing, we will sequentially start putting into operations after January 2010, starting with the Bank.

(3) Term of Usage

The term shall be fourteen (14) years from January 2010.

March 24, 2006

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Change of Representative Director

The Bank of Yokohama (President Tadashi Ogawa) will change the Representative Director as follows.

Change of Representative Director

(1) Reasons for Change

As of April 1, 2006, current Representative Director, Toshiyuki Nakamura will be newly appointed as Director

(2) Name, Position and Date of Appointment of New Officer

【As of April 1, 2006】

Name	New Position	Current Position
Toshiyuki Nakamura	Director	Representative Director

(Reference)

Board of Directors,Executive Officers and Corporate Auditors As of April 1, 2006

Chairman
Sadaaki Hirasawa

President
Tadashi Ogawa

Management Section

Representative Director
(Head of Administration)
Yoshio Ota

Directors
Toshiyuki Nakamura
Kazutaka Tsumura

Executive Officers
Masaki Ito
Seiichi Yoneda

Marketing Section

Representative Director
(Head of Business Promotion)
Chiyuki Okubo

Managing Executive Officers
Soichi Ushijima
Toshiyuki Mimura
Yasuhiko Teramura

Executive Officers
Tetsunobu Ikeda
Ryuichi Kaneko
Masayuki Ishii
Takashi Yoshikawa
Hideya Shimoyama
Toshio Aoi
Takashi Noguchi
Takashi Matsuda

Corporate Auditors
Hiroshi Hayakawa
Jun Okura
Shinsuke Kobayashi
Masahiro Hoshino